Mail Stop 4561

February 5, 2008

Andrew Scott, Chairman
Pinpoint Recovery Solutions Corp.
4300 W. Cypress Street, Suite 370
Tampa, FL 33607

> **Re:** **Pinpoint Recovery Solutions Corp.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed on January 22, 2008**
> **File No. 333-146970**

Dear Mr. Scott:

We have reviewed your amended filing and have the following comments.

Amended Registration Statement on Form SB-2

Cover Page of Prospectus

1.   Please see prior comment 1 to our letter dated November 19, 2007. On the cover page of the prospectus, please indicate that the selling shareholders will be selling at $3.00 per share, the same price as the primary offering, until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Further, provide all of the information required by Item 501(a)(9)(iii) of Regulation S-B.

2.   Please see prior comment 2 of our letter dated November 19, 2007. You have provided no explanation as to how the offerings will be conducted simultaneously. Explain how the secondary offering will be conducted at the same time as the min-max primary offering. Consider whether there are any risks associated that should be explained in your risk factors section, including whether officers, directors or affiliates may purchase shares in order to reach the minimum.

Selling Security Holders, page 14

3.   Please see prior comment 3 to our letter dated November 19, 2007. Please clarify whether T.R. Winston & Company LLC, a selling shareholder, received the

securities being registered for resale as compensation for placement agent services.

Plan of Distribution, page 17

4.   Please see prior comment 5 of our letter dated November 19, 2007. As previously requested, please file an <u>executed</u> escrow agreement as an exhibit. Please explain why the escrow agreement does not have an express provision for the prompt return of funds to investors if minimum is not reached.

5.   Please see prior comment 4 of our letter dated November 19, 2007. As previously requested, please identify the persons who will be selling your securities. Provide us with an analysis as to why Rule 3a4-1 is available for each person.

Please contact me at (202) 551-3735 with any questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 779-9928
        Vincent J. McGill, Esq.
        Thaddeus Wojcik
        Eaton & Van Winkle LLP